SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Torchlight Energy Resources, Inc.
 (Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

89102U103
(Cusip Number)

Greg McCabe
500 West Texas Ave., Suite 890
Midland, Texas 79701
432-684-0018
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein with respect to Greg McCabe is 7,952,172, which constitutes approximately 24.8% of the 32,061,863 shares of Stock deemed outstanding with respect to Mr. McCabe pursuant to Rule 13d-3(d)(1)(i) under the Act.  The total number of shares of stock reported herein with respect to G Mc Exploration, LLC is 521,738, which constitutes approximately 1.8% of the 28,931,429 shares of Stock deemed outstanding with resepct to G Mc Exploration, LLC pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 32,061,863 shares outstanding with respect to Mr. McCabe and 28,931,429 shares outstanding with respect to G Mc Exploration, LLC.

CUSIP No.                      89102U103                                                      13D

1.           Name of Reporting Person:

Greg McCabe

2.           Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3.           SEC Use Only

4.           Source of Funds: PF (See Item 3)

5.           Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.           Citizenship or Place of Organization: United States citizen

7.           Sole Voting Power:  4,300,000
Number of
Shares
Beneficially                      8.           Shared Voting Power:  -0-
Owned By
Each
Reporting                      9.           Sole Dispositive Power:  4,300,000
Person
With
10.           Shared Dispositive Power:  -0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:

7,952,172(1)

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.           Percent of Class Represented by Amount in Row (11): 24.8%(1)

14.           Type of Reporting Person: IN
--------------
(1) Includes the following: (i) 2,608,695 shares issuable upon conversion of shares of preferred stock issued to McCabe, (ii) 521,739 shares issuable upon exercise of warrants issued to McCabe and (iii) 434,782 shares issuable upon conversion of shares of preferred stock and 86,956 shares issuable upon exercise of warrants in each case issued to GME.  McCabe may be deemed to have beneficial ownership of such preferred stock and warrants described in the foregoing clause (iii) based on his ownership of 50% of the outstanding membership interests of GME.  All preferred stock and warrants were issued pursuant to the Securities Purchase Agreement described in Item 3 below.

CUSIP No.                      89102U103                                                      13D

1.           Name of Reporting Person:

G Mc Exploration, LLC

2.           Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3.           SEC Use Only

4.           Source of Funds: OO (See Item 3)

5.           Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6.           Citizenship or Place of Organization: Texas

7.           Sole Voting Power:  -0-
Number of
Shares
Beneficially                      8.           Shared Voting Power:  -0-
Owned By
Each
Reporting                      9.           Sole Dispositive Power:  -0-
Person
With
10.           Shared Dispositive Power:  -0-

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:

521,738(1)

12.           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13.           Percent of Class Represented by Amount in Row (11): 1.8%(1)

14.           Type of Reporting Person: OO
--------------
(1) Includes 434,782 shares issuable upon conversion of shares of preferred stock to be issued to the Reporting Persons pursuant to the Securities Purchase Agreement described in Item 4 below and 86,956 shares issuable upon exercise of warrants to be issued to the Reporting Persons pursuant to such Securities Purchase Agreement.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends his Schedule 13D Statement dated May 27, 2015 (the “Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Stock”), of Torchlight Energy Resources, Inc. (the “Issuer”).  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

(a)  Pursuant to Rule 13d-1(k)(1) under the Act, this Schedule 13D is being filed on behalf of Greg McCabe (“McCabe”) and G Mc Exploration, LLC, a Texas limited liability company (“GME”).  McCabe and GME may be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” McCabe is the beneficial owner of fifty percent (50%) of the outstanding membership interests of GME.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.  A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 99.4.

(b)  McCabe’s business address is 500 West Texas Ave., Suite 890, Midland, Texas 79701.  The address of GME’s principal business and office is 400 Pine Street, Suite 700, Abilene, Texas 79601.

(c)  McCabe’s principal occupation is President of McCabe Ventures, LLC.  The principal business of McCabe Ventures, LLC is investments in various energy, real estate and other businesses.  The principal business address of McCabe Ventures, LLC is 500 West Texas Ave., Suite 890, Midland, Texas 79701.  The principal business of GME is oil and gas exploration.

(d) and (e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) McCabe is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

On September 23, 2014, the Issuer issued 868,750 shares of Stock to McCabe as consideration for the purchase by the Issuer from McCabe of the outstanding equity securities of each of Hudspeth Oil Corporation (“Hudspeth”) and McCabe Petroleum Corporation (“MPC”).  Such issuance and purchase were undertaken pursuant to a Purchase Agreement, dated as of August 7, 2014 (the “Hudspeth Agreement”), by and among the Issuer, McCabe, Hudspeth and MPC.  As provided in the Hudspeth Agreement and the participation agreement executed and delivered in connection therewith, McCabe received a reversionary interest with respect to certain of the real property leasehold interests and related assets held by Hudspeth in the event that the Issuer does not commence drilling on such real property by March 31, 2015.

On March 30, 2015, McCabe entered into a letter agreement with the Issuer (the “Option Agreement”) whereby the Issuer granted McCabe an option to acquire 631,250 shares of the Stock at a price per share of approximately $0.36 as consideration for McCabe’s agreement to extend the deadline described above for drilling on the real property leased by Hudspeth and MPC.  On May 28, 2015, McCabe exercised this option and used $225,000 of his personal funds to purchase 631,250 shares of the Stock pursuant to this option.  None of such funds were borrowed or otherwise obtained by McCabe for the purpose of acquiring, holding, trading or voting the shares.

On May 11, 2015, McCabe used $700,000 of his personal funds to purchase 2,800,000 shares of the Stock through a private placement transaction (the “May Transaction”) with the Issuer.  Such shares were acquired pursuant to a Subscription Agreement, dated as of May 11, 2015 (the “Subscription Agreement”), by and between the Issuer and McCabe. None of such funds were borrowed or otherwise obtained by McCabe for the purpose of acquiring, holding, trading or voting the shares.

On June 2, 2015, the Reporting Persons, along with the other investors party thereto, entered into a Securities Purchase Agreement with the Issuer (the “Securities Purchase Agreement”) whereby such investors agreed to purchase, and the Issuer agreed to issue to such investors, shares of the Issuer’s preferred stock and warrants with respect to shares of Stock. Pursuant to a certificate of designation filed by the Issuer on June 5, 2015 (the “Certificate”), such preferred stock is convertible into shares of Stock, with the number of shares of Stock to be issued upon conversion to be determined by multiplying the number of shares being converted by the stated value of such shares of $100 per share and then dividing the product by a conversion price of $1.15. Such warrants will remain in effect from issuance through the 5 year anniversary of issuance and will have a $1.40 per share strike price.  Each of the Reporting Persons disclaims the existence of any “group” within the meaning of Section 13(d)(3) of the Act involving any of the Reporting Persons and any other such investor by virtue of the Securities Purchase Agreement or otherwise.

Immediately following the satisfaction and waiver of all closing conditions as set forth in the Securities Purchase Agreement, the issuance of such preferred stock and warrants closed on June 9, 2015.  At such closing, McCabe used $3,000,000 of his personal funds to purchase 30,000 shares of such preferred stock and GME used $500,000 of cash on hand to purchase 5,000 shares of such preferred stock, in each case pursuant to the terms of the Securities Purchase Agreement.  Pursuant to the terms of the Securities Purchase Agreement, on June 9 the Issuer also issued warrants to each of McCabe and GME with respect to 521,738 and 86,956 shares of Stock, respectively, each with a strike price of $1.40 per share.  None of such funds used by McCabe or GME were borrowed or otherwise obtained by either of the Reporting Persons for the purpose of acquiring, holding, trading or voting the shares.

The foregoing descriptions of the May Transaction, the Hudspeth Agreement, the Option Agreement, the Subscription Agreement, the Securities Purchase Agreement and the Certificate do not purport to be complete and are qualified in their entirety by the description of the May Transaction set forth in the Current Report on Form 8-K filed by the Issuer on May 11, 2015, the actual text of the Hudspeth Agreement, a copy of which is attached hereto as Exhibit 99.1, the actual text of the Option Agreement, a copy of which is attached hereto as Exhibit 99.2, the actual text of the Subscription Agreement, a copy of which is attached hereto as Exhibit 99.3, the actual text of the Securities Purchase Agreement, a copy of which is attached hereto as Exhibit 99.5, and the actual text of the Certificate, a copy of which is attached as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on June 9, 2014.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons holds shares of the Stock for investment purposes.  In addition to the potential conversion the Issuer’s convertible preferred stock and exercise of the Issuer’s warrants, each as described above, the Reporting Persons may determine to purchase additional shares of the Stock depending upon price, market conditions, evaluation of alternative investments and other factors.  While the Reporting Persons view the Stock reported herein as an attractive investment and have no present intent to sell any shares, they could, based upon the same factors listed above with respect to purchases, decide to sell some or all of such shares.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

McCabe

McCabe is the beneficial owner of a total of 7,952,172 shares of the Stock, which constitutes approximately 24.8% of the outstanding shares of the Stock as determined with regard to McCabe.  Such shares include:  (i) 4,300,000 shares owned beneficially and of record by McCabe, (ii) 2,608,695 shares issuable upon conversion of shares of preferred stock issued to McCabe pursuant to the Securities Purchase Agreement, (iii) 521,739 shares issuable upon exercise of warrants issued to McCabe pursuant to the Securities Purchase Agreement and (iv) 521,738 shares beneficially owned by GME (comprised of 434,782 shares issuable upon conversion of shares of preferred stock and 86,956 shares issuable upon exercise of warrants, which preferred stock and warrants were in each case issued to GME pursuant to the Securities Purchase Agreement), of which McCabe may be deemed to hold beneficial ownership as a result of his ownership of 50% of the outstanding membership interests of GME.

GME

GME is the beneficial owner of 521,738 shares of the Stock, which constitutes approximately 1.8% of the outstanding shares of the Stock as determined with regard to GME.  Such shares include (i) 434,782 shares issuable upon conversion of shares of preferred stock issued to GME pursuant to the Securities Purchase Agreement and (ii) 86,956 shares issuable upon exercise of warrants issued to GME pursuant to the Securities Purchase Agreement.

(b)

Reporting Persons

McCabe

McCabe has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,300,000 shares of the Stock.

GME

GME does not have the sole power to vote or direct the vote and to dispose or to direct the disposition of any shares of Stock.

(c)

Reporting Persons

McCabe

On March 30, 2015, McCabe entered into the Option Agreement described in Item 3 above (which Item 3 is incorporated by reference herein), and McCabe purchased 631,250 shares of stock pursuant to the Option Agreement on May 28, 2015 at a price per share of Stock of $0.36.  On May 11, 2015, McCabe purchased 2,800,000 shares of the Stock from the Issuer in the May Transaction pursuant to the Subscription Agreement described in Item 3 above (which Item 3 is incorporated by reference herein).  The price per share of Stock paid by McCabe in such May Transaction was $0.25.  On June 2, 2015, McCabe entered into the Securities Purchase Agreement described in Item 3 above (which Item 3 is incorporated by reference herein).  On June 9, 2015, upon the closing of the transactions contemplated in the Securities Purchase Agreement, McCabe purchased 30,000 shares of the Issuer’s preferred stock at a price per share of preferred stock of $100 and the Issuer issued warrants to McCabe with respect to 521,739 shares of Stock with a strike price of $1.40 per share, in each case pursuant to the Securities Purchase Agreement.

GME

On June 2, 2015, GME entered into the Securities Purchase Agreement described in Item 3 above (which Item 3 is incorporated by reference herein).  On June 9, 2015, upon the closing of the transactions contemplated in the Securities Purchase Agreement, GME purchased 5,000 shares of the Issuer’s preferred stock at a price per share of preferred stock of $100 and the Issuer issued warrants to GME with respect to 86,956 shares of Stock with a strike price of $1.40 per share, in each case pursuant to the Securities Purchase Agreement.

(d)  The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by the Reporting Persons.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 – Purchase Agreement by and between McCabe, Hudspeth, MPC and the Issuer, dated as of August 7, 2014 (incorporated by reference to Exhibit 10.17 of Amendment No. 1 to Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on October 21, 2014).

Exhibit 99.2 – Letter Agreement by and between McCabe and the Issuer, dated as of March 30, 2015 (previously filed).

Exhibit 99.3 – Subscription Agreement by and between McCabe Person and the Issuer, dated as of May 11, 2015 (previously filed).

Exhibit 99.4 – Joint Filing Agreement by and between the Reporting Persons, dated as of June 11, 2015.

Exhibit 99.5 – Securities Purchase Agreement by and among the Issuer, the Reporting Persons and the other investors party thereto, dated as of June 2, 2015.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 11, 2015

/s/ Greg McCabe

G MC EXPLORATION, LLC

By:  /s/ Greg McCabe
Name:  Greg McCabe
Title:  President